UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PepsiCo Puerto Rico 1165(e) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

PEPSICO PUERTO RICO 1165(e) PLAN

December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the PepsiCo Puerto Rico 1165(e) Plan:

We have audited the accompanying statement of net assets available for benefits of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles described in Note 2 to the financial statements.

As discussed in Note 1 to the financial statements, effective June 15, 2006, the PepsiCo Puerto Rico, Inc. Board of Directors approved a proposal to terminate the Plan. In accordance with U.S. generally accepted accounting principles, the Plan changed its basis of accounting from the accrual basis to the liquidation basis. There were no material changes to the financial statements as a result of this change in accounting.

/s/ KPMG LLP

New York, New York

June 19, 2007

PEPSICO PUERTO RICO 1165(e) PLAN

Statement of Net Assets Available for Benefits

As of December 31, 2006 and 2005

(dollars in thousands)

	2006 (Liquidation Basis)	2005 (Accrual Basis)
Assets
Investments, at fair value:
Plan interest in the PepsiCo Long Term Savings Program Master Trust	$122	$2,145
Participant loans	—	133

Total investments	122	2,278

Participant contributions receivable	—	8

Total assets	122	2,286

Liabilities
Payable to The PepsiCo 401(k) Plan for Salaried Employees	—	1

Net assets reflecting all investments at fair value	122	2,285
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1	15

Net assets available for benefits	$123	$2,300

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(e) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2006

(Liquidation Basis)

(dollars in thousands)

Additions to Net Assets
Net investment income from the PepsiCo Long Term Savings Program Master Trust:	$139
Interest from participant loans	6

Net investment income	145

Contributions:
Participants	281
Employer	10

Total additions to net assets	436

Deductions from Net Assets
Distributions to participants	2,604
Administrative expenses	9

Total deductions from net assets	2,613

Net decrease in net assets	(2,177)
Net assets available for benefits at beginning of year (accrual basis)	2,300

Net assets available for benefits at end of year (liquidation basis)	$123

See accompanying notes to financial statements.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 – Description of Plan

The following brief description of the PepsiCo Puerto Rico 1165(e) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

In May 2006, the PepsiCo Puerto Rico, Inc. Board of Directors approved a proposal to terminate this Plan, effective June 15, 2006. On October 17, 2006, the Puerto Rico Treasury issued the final ruling and the distribution of participant accounts began on November 6, 2006. Final distributions were paid to participants in 2007.

General

PepsiCo Puerto Rico, Inc., a subsidiary of PepsiCo, Inc. (the Company), adopted the Plan in 2001. The Plan provides a program under which eligible employees may accumulate funds on a pre-tax basis for long-term retirement savings. The Plan covers all employees who are residents of Puerto Rico, except certain employees covered under a collective bargaining agreement and other specifically excluded employees as defined in the Plan. All eligible employees can participate in the Plan on their first day of service. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 1165(a) and 1165(e) of the Puerto Rico Internal Revenue Code. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. Banco Santander Puerto Rico, Inc. is the trustee for the Plan and Fidelity Institutional Retirement Services Company is the recordkeeper for the Plan.

Contributions

Each year, participants are allowed to contribute up to 10% of their earnings, in whole percentage increments. Under the Puerto Rico Internal Revenue Code, the maximum allowable pre-tax contribution for participants during 2006 was $8,000. However, the Puerto Rico Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000.

In 2006 and 2005, the Plan did not allow for employer matching contributions.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Participant Accounts

Each participant account is credited with participant contributions and an allocation of fund earnings or losses and expenses. Earnings or losses and expenses are allocated based on average daily balances. Certain participant investment accounts are charged with short-term trading and/or monthly investment service fees, depending on fund elections.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are not allowed to have more than one loan outstanding. Loan terms range from one year to five years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were no loans outstanding at December 31, 2006. There were 44 loans outstanding at December 31, 2005 with interest rates ranging from 5.0-8.0% and with maturities through 2010.

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59  1/2. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions, fund earnings and losses as of each valuation date. Distributions are in the form of a lump sum, except for distributions to disabled or retired participants, which may be made in installments for up to 10 years.

Termination

The Company terminated the Plan in accordance with ERISA and the Puerto Rico Internal Revenue Code, effective June 15, 2006.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

Effective June 15, 2006, the Plan was terminated, and beginning November 6, 2006, the Plan began distributing participant accounts. As a result, the Plan changed its basis of accounting from the accrual basis to the liquidation basis. There were no material changes to the financial statements as a result of this change in accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Tabular dollars are in thousands.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Program Master Trust (PepsiCo Master Trust) which holds investments in various funds.

With the exception of cash and cash equivalents, loan funds, and the ESOP Preferred Stock Fund, the Plan’s investments are valued based on quoted market prices. Participant loans are valued at cost, which approximates fair value. The preferred stock fund is recorded at fair value, as determined by an independent third-party valuation specialist.

On January 1, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans.” This FSP requires that fully benefit-responsive investment contracts be reported at fair value rather than contract value, as they were previously reported. Accordingly, investment contracts in the Security Plus Fund are now stated at fair value for all periods presented. Money market funds in the Security Plus Fund and cash and cash equivalents are recorded at cost, which approximates fair value. Earnings from the Security Plus Fund are reinvested in the Fund and are reflected in interest and dividends.

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2006 and 2005, there were no such differences.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Note 3 – Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was less than 1% at December 31, 2006 and 2005.

PepsiCo Master Trust

	December 31, 2006	December 31, 2005
Investments, at fair value:
Cash and cash equivalents	$77,953	$64,642
PepsiCo common and preferred stock	1,141,425	1,097,616
Common and preferred stock	61,673	58,344
Mutual funds	992,991	776,178
Government securities	242	445
Corporate bonds	284	642
Fully benefit-responsive investment contracts	408,110	402,198
Commingled trust funds (indexed funds)	529,789	477,572
Other investments	875	—

	3,213,342	2,877,637
Interest and dividends receivable	5,307	4,505
Net liability for unsettled activity	(12,080)	(4,506)

Net assets	$3,206,569	$2,877,636

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Year ended December 31, 2006
Investment income:
Net appreciation (depreciation) in fair value of investments:
PepsiCo common and preferred stock	$64,668
Common and preferred stock	3,717
Mutual funds	69,365
Government securities	(5)
Corporate bonds	12
Commingled trust funds (indexed funds)	75,187
Other investments	31

212,975
Interest and dividends	92,883

Net investment income	$305,858

Fully benefit-responsive investment contracts included within the Security Plus Fund, represent a combination of a fixed income bond portfolio and separate wrapper contracts issued by third parties. These contracts are issued by two highly rated financial institutions and serve to preserve the value of the Fund’s investments by mitigating the fluctuations in the market value of the bonds. These investments are fully benefit-responsive in that they provide that the trust participants may make withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contracts are included in the financial statements at fair value as reported to the Plan by Alliance Bernstein, the investment manager, and are adjusted to contract value in determining net assets available for benefits. The contract value of these contracts was $414,170,151 as of December 31, 2006 and $406,076,125 as of December 31, 2005.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 5.5% for 2006 and 5.3% for 2005. The average crediting interest rates were 5.1% for 2006 and 4.9% for 2005. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events is not probable. The contract issuers may terminate the investment contracts only in the unlikely event of a default by the Plan.

Note 4 – Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Note 5 – Risks and Uncertainties

The Plan provides for investment options in various funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. At December 31, 2006, approximately 5% of the Plan’s net assets were invested in the common stock of the Company. At December 31, 2005, approximately 6% of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.

Note 6 – Tax Status

The Plan received a favorable determination letter dated October 14, 2005 from the Bureau of Income Tax of the Department of Treasury of the Commonwealth of Puerto Rico (the Puerto Rico Treasury). The PepsiCo Administration Committee believes the Plan is designed and in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code Section 1165(e). Additionally, the Puerto Rico Treasury has determined and informed the Company by a letter dated October 17, 2006, that the termination of the Plan meets the requirements of the Puerto Rico Internal Revenue Code Section 1165(e).

Note 7 – Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the agent of the trustee. Additionally, the PepsiCo Master Trust holds an investment in shares of the Company’s common stock in the PepsiCo Common Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $1,041,258,528 and $992,638,114 at December 31, 2006 and December 31, 2005, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

PEPSICO PUERTO RICO 1165(e) PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Note 8 – Reconciliation of Financial Statements to Form 5500

The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of and for the year ended December 31, 2006:

Net assets available for benefits per the financial statements	$123
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1)

Net assets available for benefits per Form 5500	$122

Net decrease in net assets	$(2,177)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1)

Net loss per Form 5500	$(2,178)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2007	PEPSICO PUERTO RICO 1165(e) PLAN

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III
Senior Vice President and Treasurer &
Executive Pension Officer

PEPSICO PUERTO RICO 1165(e) PLAN

December 31, 2006 and 2005

Index to Exhibit

EXHIBIT NUMBER
23.1	KPMG Consent of Independent Registered Public Accounting Firm